[BroadVision, Inc. Letterhead]
October 19, 2006
Via Edgar and Facsimile (202) 772-9210
Daniel Lee, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	BroadVision, Inc. (the “Company”)
Form S-1, File No. 333-131540
Dear Mr. Lee:
     The Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. (Eastern time) on Friday, October 20, 2006, or as soon as practicable thereafter.
     The Company further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BroadVision, Inc.
By:	/s/ Pehong Chen
Pehong Chen
President and Chief Executive Officer

cc:	Kenneth L. Guernsey, Esq.
Peter H. Werner, Esq.